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                          April 4, 2022

       Paul Averback
       Chief Executive Officer and President
       Nymox Pharmaceutical Corporation
       Bay & Deveaux Streets
       Nassau, The Bahamas

                                                        Re: Nymox
Pharmaceutical Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed March 29,
2022
                                                            File No. 333-263932

       Dear Dr. Averback:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Cutler, Esq.